UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

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COHEN & STEERS WORLDWIDE
REALTY INCOME FUND, INC.

COHEN & STEERS INTERNATIONAL
REALTY FUND, INC.

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Cohen & Steers Worldwide Realty Income Fund, Inc.
Cohen & Steers International Realty Fund, Inc.
280 Park Avenue
New York, New York 10017

Dear Fellow Shareholder,

          We are writing to invite you to attend a special shareholder meeting scheduled to be held on December 18, 2006. The purpose of the meeting is to approve certain subadvisory arrangements with affiliates of Cohen & Steers in accordance with applicable legal requirements. As discussed in the accompanying proxy materials, we are proposing that you approve these subadvisory arrangements because we believe they will further enhance the services we provide to Fund shareholders. Since Cohen & Steers, and not the Funds, pay for these subadvisory fees, the proposed subadvisory arrangements will have no impact on the fees assessed to Fund shareholders.

          Even if you cannot attend the meeting, we are asking that you please vote your shares in favor of the proposals, whether by returning your signed proxy card in the envelope provided, or by voting your shares by telephone or electronically through the internet.

          Often shareholders do not vote their proxies because they believe that their votes are not important. Well, nothing could be further from the truth in the case of your Fund. Every vote will make a difference, no matter how many shares you hold. So, we ask that you please take a moment now to review the enclosed proxy materials and vote your shares.

YOUR FUND’S BOARD OF DIRECTORS, INCLUDING THE DIRECTORS WHO ARE NOT “INTERESTED PERSONS” OF THE FUND, HAS UNANIMOUSLY APPROVED THE PROPOSALS AND RECOMMEND THAT YOU ALSO VOTE TO APPROVE THEM.

          To help with the gathering of proxies, the Funds have engaged a professional proxy solicitation firm, The Altman Group. If you do not vote your proxy, as the meeting date approaches you may receive one or more phone calls from a representative of The Altman Group encouraging you to vote your shares.

If you should have any questions concerning the proxy, please feel free to call The Altman Group at 1-800-290-1473.

          Thank you for your assistance and we look forward to seeing you at the special meeting!

Sincerely,

Martin Cohen                                Robert H. Steers

COHEN & STEERS WORLDWIDE REALTY INCOME FUND, INC.
COHEN & STEERS INTERNATIONAL REALTY FUND, INC.
280 Park Avenue, New York, New York 10017
(212) 832-3232

NOTICE OF SPECIAL JOINT MEETING OF STOCKHOLDERS
to be held on December 18, 2006

To the Stockholders of
COHEN & STEERS WORLDWIDE REALTY INCOME FUND, INC. and
COHEN & STEERS INTERNATIONAL REALTY FUND, INC:

          NOTICE IS HEREBY GIVEN that a Special Joint Meeting of Stockholders (the “Meeting”) of Cohen & Steers Worldwide Realty Income Fund, Inc. (“Worldwide Realty”) and Cohen & Steers International Realty Fund, Inc. (“International Realty,” and together with Worldwide Realty, the “Funds”) will be held at the offices of the Funds, 280 Park Avenue, 10th Floor, New York, New York 10017, on December 18, 2006 at 10:00 a.m. New York City time, for the following purposes, which are more fully described in the accompanying Combined Proxy Statement dated October 30, 2006:

          1. to approve a new Subadvisory Agreement between Cohen & Steers Capital Management, Inc. and Houlihan Rovers, S.A. for each Fund;

          2. to approve a Subadvisory Agreement between Cohen & Steers Capital Management, Inc. and Cohen & Steers Asia Limited for each Fund;

          3. to approve a Subadvisory Agreement between Cohen & Steers Capital Management, Inc. and Cohen & Steers UK Limited for each Fund; and

           4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

          The Board of Directors of each Fund has fixed the close of business on October 20, 2006 as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting or any adjournment thereof. The enclosed proxies are being solicited on behalf of the Directors.

By order of the Board of Directors, LAWRENCE B. STOLLER Secretary

New York, New York
October 30, 2006

QUESTIONS ABOUT THE STOCKHOLDER MEETING AND THE PROXY STATEMENT

          While we encourage you to read the full text of the enclosed Combined Proxy Statement, here’s a brief overview of the matters affecting your Fund(s) which require a stockholder vote.

Q.      Why are the Funds having stockholder meetings?

A.      You are being asked to vote on three items. You are being asked to approve new subadvisory agreements between Cohen & Steers Capital Management, Inc. (“Cohen & Steers”) and Houlihan Rovers, S.A. (“Houlihan Rovers”). You also are being asked to approve two new subadvisory agreements for each Fund between Cohen & Steers and its affiliates, Cohen & Steers Asia Limited (“CNS Asia”) and Cohen & Steers UK Limited (“CNS UK”).

Q.      Are the Funds replacing Houlihan Rovers as subadvisor?

A.             No. Houlihan Rovers would continue to be the subadvisor to each Fund.

Q.      If Houlihan Rovers will continue as subadvisor, then why am I being asked to approve new subadvisory agreements with Houlihan Rovers?

A.             Houlihan Rovers is currently owned 50% by the parent company of Cohen & Steers (“CNS”), with the other 50% owned by the principals of Houlihan Rovers, Joseph Houlihan and W. Gerios Rovers. CNS has entered into an agreement with Messrs. Houlihan and Rovers to purchase this other 50%. This transaction results in an “assignment” under the Investment Company Act of 1940, as amended (the “1940 Act”), and a termination of the current subadvisory agreements. The 1940 Act requires that stockholders approve any new subadvisory agreement and, as a result, you are being asked to approve the new subadvisory agreement with respect to each Fund.

Q.      Who is CNS Asia and why are the Funds hiring CNS Asia as a subadvisor?

A.      CNS Asia is a Hong Kong-based affiliate of Cohen & Steers. CNS Asia was formed in 2005 to provide local research and investment expertise with respect to the Asia Pacific real estate securities market. It is anticipated that CNS Asia will provide such research and investment services to Cohen & Steers in connection with managing the Funds’ investments in the Asia Pacific region, which may include responsibility for managing the investment and reinvestment of a portion of the Funds’ assets under the supervision of Cohen & Steers. Currently, CNS Asia serves as a subadvisor to two other Cohen & Steers registered investment companies as well as institutional separate accounts.

Q.      Who is CNS UK and why are the Funds hiring CNS UK as a subadvisor?

A.      CNS UK is a London-based affiliate of Cohen & Steers. CNS UK is being formed to provide local research and investment expertise with respect to the European real estate securities market. It is anticipated that CNS UK will provide such research and investment services to Cohen & Steers and Houlihan Rovers in connection with managing the Funds’ investments in Europe, which may include responsibility for managing the investment and reinvestment of a portion of the Funds’ assets under the supervision of Cohen & Steers.

Q.      Will Fund stockholders pay additional fees if the agreements with Houlihan Rovers, CNS Asia and CNS UK are approved?

A.      No. Neither the Funds nor their stockholders will incur additional expenses in connection with the approval of a subadvisory agreements with Houlihan Rovers, CNS Asia and CNS UK. Cohen & Steers, not the Funds, will be responsible for paying subadvisory fees to Houlihan Rovers, CNS Asia and CNS UK.

Q.      How do the members of the Funds’ Boards of Directors recommend that I vote?

A.      Each Fund’s Board, including the Directors who are not “interested persons” (as defined in the 1940 Act) of the Fund, unanimously approved, and recommends that you approve, the new subadvisory agreements.

Q:     Whom do I call for more information?

A.      If you need more information, please call The Altman Group (the Funds’ proxy solicitor), at 1-800-290-1474.

Q.      How do I vote my shares?

A.      To vote, you may use any of the following methods:

•	By Mail. Please indicate your voting instructions on the enclosed proxy card(s), sign and date it, and return it in the envelope provided, which needs no postage if mailed in the United States. To save any additional expense of further solicitation, please mail your proxy promptly.

•	By Internet. Have your proxy card(s) available. Go to the website listed on the proxy card. Enter your control number from your proxy card. Follow the instructions on the website.

•	By Telephone. Have your proxy card(s) available. Call the toll-free number listed on the proxy card. Enter your control number from your proxy card. Follow the recorded instructions.

•	In Person. Any stockholder who attends the Meeting in person may vote by ballot at the Meeting.

Q.      Will the Funds pay for the Meeting and the proxy solicitation?

A.      Cohen & Steers (or its affiliates) and the Funds will bear the costs equally, including printing and mailing these proxy materials, as well as any necessary supplementary solicitation.

Q.      What happens if I own shares in both Funds?

A.      If a proposal is approved by stockholders of one Fund and not approved by stockholders of the other Fund, the proposal will be implemented only for the Fund that approved the proposal. Therefore it is essential that, if you own shares in both Funds, you vote your shares in both Funds.

THANK YOU FOR VOTING PROMPTLY

COMBINED PROXY STATEMENT
COHEN & STEERS WORLDWIDE REALTY INCOME FUND, INC.
COHEN & STEERS INTERNATIONAL REALTY FUND, INC.
280 Park Avenue
New York, New York 10017
(212) 832-3232

SPECIAL JOINT MEETING OF STOCKHOLDERS
to be held on December 18, 2006

INTRODUCTION

          This Combined Proxy Statement is furnished in connection with the solicitation of proxies on behalf of the respective Board of Directors (the “Board”) of each of Cohen & Steers Worldwide Realty Income Fund, Inc. (“Worldwide Realty”) and Cohen & Steers International Realty Fund, Inc. (“International Realty” and together with Worldwide Realty, the “Funds”), both Maryland corporations, to be voted at the Special Joint Meeting of Stockholders of the Funds, to be held at the offices of the Funds, 280 Park Avenue, 10th Floor, New York, New York 10017, on December 18, 2006 at 10:00 a.m. New York City time, and at any adjournments thereof (the “Meeting”). The Notice of Meeting, Combined Proxy Statement and proxy are being mailed to stockholders of each Fund on or about October 30, 2006. Stockholders can vote only on matters affecting the Fund(s) in which they hold shares. If a proposal is approved by stockholders of one Fund and not approved by stockholders of the other Fund, the proposal will be implemented only for the Fund that approved the proposal. Therefore it is essential that stockholders who own shares in both Funds complete, date, sign and return each proxy card they receive, or vote by telephone or through the internet.

          The Meeting is being called for the following purposes:

          1. to approve a new Subadvisory Agreement between Cohen & Steers Capital Management, Inc. (“Cohen & Steers”) and Houlihan Rovers, S.A. (“Houlihan Rovers”) for each Fund;

          2. to approve a Subadvisory Agreement between Cohen & Steers and Cohen & Steers Asia Limited (“CNS Asia”) for each Fund;

          3. to approve a Subadvisory Agreement between Cohen & Steers and Cohen & Steers UK Limited (“CNS UK”) for each Fund; and

          4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

          The proposals in this Combined Proxy Statement arise from (1) a recent agreement entered into by Cohen & Steers, Inc. (“CNS”), the parent company of Cohen & Steers, with Houlihan Rovers, CNS’ Brussels based affiliate, to purchase the remaining 50% ownership stake in Houlihan Rovers (the “Acquisition”) and (2) appointment of CNS Asia (based in Hong Kong) and CNS UK (based in London), wholly owned subsidiaries of Cohen & Steers, as Fund subadvisors. Cohen & Steers believes that the Acquisition, and Cohen & Steers’ establishment of investment advisory affiliates in Hong Kong and London and proposal that they become Fund subadvisors, are consistent with Cohen & Steers’ goal of providing high quality investment services to Fund stockholders.

PROPOSAL ONE:
APPROVAL OF NEW SUBADVISORY AGREEMENT WITH
HOULIHAN ROVERS, S.A.

          Stockholders of each Fund are being asked to approve a new subadvisory agreement (the “Houlihan Subadvisory Agreements”) between Cohen & Steers and Houlihan Rovers, the Fund’s current subadvisor. The Houlihan Subadvisory Agreements are identical in all respects to the current subadvisory agreements for the Funds between Cohen & Steers and Houlihan Rovers (the “Current Houlihan Agreements”), except that subadvisory fees paid by Cohen & Steers (not the Funds) to Houlihan Rovers under the Houlihan Subadvisory Agreements will be less than the fees paid under the Current Houlihan Agreements, as described below, and the agreements have different effective dates. The Acquisition, as described in the Introduction above, is deemed to cause an “assignment” under the 1940 Act, of the Current Houlihan Agreements, which will result in termination of the Current Houlihan Agreements. Cohen & Steers, Houlihan Rovers and the Funds intend to comply with Section 15(f) of the 1940 Act, which provides in substance that when a sale of securities or a controlling interest in an investment advisor to a fund occurs, the advisor or any of its affiliates may receive any amount or benefit in connection with the sale as long as two conditions are satisfied. First, during the three-year period following the sale at least 75% of each Fund’s Board must not be “interested persons” of the Fund’s investment advisor or predecessor advisor. Each Fund’s Board currently complies with this requirement. Second, there must not be an “unfair burden” imposed on a Fund as a result of the sale or any express or implied terms, conditions or understandings applicable thereto. The term “unfair burden,” as defined in Section 15(f), means any arrangement, during the two-year period after the sale, whereby the investment advisor or predecessor or successor advisors or any interested person of any such advisor receives or is entitled to receive any compensation directly or indirectly from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of the Fund, other than bona fide ordinary compensation as a principal underwriter for the Fund or from the Fund or its shareholders for other than bona fide investment advisory or other services.

          The Board of each Fund (including the Directors who are not “interested persons” (as defined in the 1940 Act) of the Fund (“Independent Directors”)) unanimously approved, and recommended that stockholders approve, the Houlihan Subadvisory Agreements at meetings held on June 6, 2006 and September 19, 2006. The Houlihan Subadvisory Agreement for each Fund, if approved by the Fund’s stockholders, will replace the Fund’s Current Houlihan Agreement. Each Fund’s Board also approved an interim subadvisory agreement (the “Interim Houlihan Subadvisory Agreements”) to take effect in the event the Acquisition is completed prior to stockholder approval of the Fund’s Houlihan Subadvisory Agreement.

Houlihan Rovers and the Houlihan Agreements

          Houlihan Rovers. The principal business of Houlihan Rovers and its executive officers, W. Joseph Houlihan and Gerios J. Rovers, is 166 Chaussee de la Hulpe, 1170 Brussels, Belgium. Houlihan Rovers is a corporation organized under the laws of Belgium. Houlihan Rovers, a registered investment adviser, was formed in February 2000 and as of September 30, 2006 had $[2.9] billion of assets under management. W. Joseph Houlihan and Gerios J. Rovers are considered “controlling persons” of Houlihan Rovers on the basis of their ownership interests in Houlihan Rovers.

          The Current Houlihan Agreements. Under each Fund’s Current Houlihan Agreement, dated February 22, 2005, Houlihan Rovers provides investment advisory services with respect to European real estate securities and manages the investment and reinvestment of that portion of the Fund’s assets, as directed by, and under the supervision of, Cohen & Steers and in accordance with the investment objectives, policies and restrictions of the Fund, and all applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The services of Houlihan Rovers to the Funds are not exclusive, and Houlihan Rovers is free to render investment advisory services to others.

          For Worldwide Realty, Cohen & Steers (not Worldwide Realty) currently pays Houlihan Rovers a monthly fee at the annual rate of 0.10% of the average daily managed assets of Worldwide Realty through March 31, 2007; 0.15% of average daily managed assets through March 31, 2008; 0.20% of average daily managed assets through March 31, 2009; and 0.25% of average daily managed assets after March 31, 2009. For the period from March 31, 2005, the date Worldwide Realty's commencement of operations, through December 31, 2005, Cohen & Steers paid Houlihan Rovers subadvisory fees of $313,679. For International Realty, Cohen & Steers pays Houlihan Rovers 0.30% of International Realty's average daily net assets. For the period from March 31, 2005, the date of International Realty's commencement of operations, through December 31, 2005, Cohen & Steers paid Houlihan Rovers subadvisory fees of $261,865. Houlihan Rovers bears all expenses in connection with the performance of its services under the Current Subadvisory Agreements. All other expenses incurred in the operation of the Funds (other than those borne by Cohen & Steers) are borne by the respective Fund, except to the extent specifically assumed by Houlihan Rovers. In addition to the Funds, Houlihan Rovers serves as subadvisor to Cohen & Steers Institutional Global Realty Shares, Inc. (“Institutional Global”), an open-end fund which has an investment objective similar to that of the Funds. Cohen & Steers pays Houlihan Rovers 0.21% of Institutional Global’s average daily net assets,(1) which is not currently subject to any waiver or reimbursement arrangement by Houlihan Rovers. Institutional Global had approximately $___ million in assets as of September 30, 2006.

          The Current Houlihan Agreements provide that Houlihan Rovers is not liable for any mistake of judgment or in any event whatsoever, except for lack of good faith, in connection with matters relating to the Current Houlihan Agreements. Houlihan Rovers, however, is liable for a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of, or from reckless disregard of, its obligations and duties under the Current Houlihan Agreements.

          Each Current Houlihan Agreement has an initial term of two years and then is subject to annual approval by (1) the Board or (2) a Majority Vote (as defined below) of the Fund’s stockholders, provided that in either event the continuance also is approved by a majority of the Independent Directors, by vote cast in person at a meeting called for the purpose of voting on such approval. A “Majority Vote” is the approval by a majority of the relevant Fund’s outstanding voting securities, as defined in the 1940 Act as the affirmative vote of the holders of (a) 67% or more of the shares of the Fund present, in person or by proxy, at the Meeting, if the holders of more than 50% of the outstanding shares are so present, or (b) more than 50% of the outstanding shares of the Fund, whichever is less. Each Current Houlihan Agreement is terminable without penalty, on 60 days’ notice, by Cohen & Steers, the Board or by a Majority Vote, or, upon not less than 60 days’ notice, by Houlihan Rovers, and will terminate automatically in the event of its “assignment” (as defined in the 1940 Act). The Current Houlihan Agreements were initially approved by the Board at a meeting held on December 6-7, 2004 and were approved by Worldwide Realty’s and International Realty’s initial stockholders on March 7, 2005 and February 11, 2005, respectively.

[1]	A new agreement between Cohen & Steers and Houlihan Rovers has been proposed for approval by stockholders of Institutional Global as a result of the Acquisition, and the fees paid by Cohen & Steers under this agreement would be lowered to 6.3% of the investment management fee received by Cohen & Steers from Institutional Global in light of a proposal to appoint CNS UK as subadvisor. Pursuant to its management agreement with Institutional Global, Cohen & Steers receives a monthly management fee from Institutional Global at an annual rate of 1.00% of Institutional Global's average daily net assets, and Cohen & Steers pays all expenses (including subadvisory fees) of Institutional Global except for brokerage fees, taxes, interest, fees and expenses of its independent directors (including fees and expenses of their independent counsel and other independent consultants), trade organization membership dues, federal and state registration fees and extraordinary expenses.

          The Houlihan Subadvisory Agreements. The Houlihan Subadvisory Agreements are identical in all respects to the Current Houlihan Agreements as described above, except that the fees payable by Cohen & Steers (not the Funds) thereunder are lowered to 6.3% and 10% of the management fees received by Cohen & Steers from Worldwide Realty and International Realty, respectively,(2) and the agreements have different effective dates. The fees are lower in light of the proposals to appoint CNS Asia and CNS UK as subadvisors for the Funds (as described in Proposals 2 and 3, respectively) and are based on the anticipated division of responsibilities among Cohen & Steers, Houlihan Rovers, CNS Asia and CNS UK. In addition, none of the Houlihan Rovers personnel providing portfolio management services to the Funds are expected to change as a result of the Acquisition and if the Houlihan Subadvisory Agreements are approved.

          This description of the Houlihan Subadvisory Agreements in this Combined Proxy Statement is only a summary. The form of agreement for the Houlihan Subadvisory Agreements (identical for each Fund except for the fees payable thereunder) is attached hereto as Appendix A.

          The Interim Houlihan Subadvisory Agreements. Each Fund’s Interim Houlihan Subadvisory Agreement requires all subadvisory fees earned by Houlihan Rovers to be escrowed pending stockholder approval of the Fund’s Houlihan Subadvisory Agreement. If the Houlihan Subadvisory Agreement is not approved, Houlihan Rovers will be entitled to receive from escrow the lesser of any costs incurred in performing the Interim Houlihan Subadvisory Agreement (plus interest earned on the amount while in escrow), or the total amount in the escrow account (plus interest earned). Each Interim Houlihan Subadvisory Agreement provides for a termination date 150 days from the consummation of the Acquisition, or upon approval of the Fund’s Houlihan Subadvisory Agreement, whichever is first. The terms of the Interim Houlihan Subadvisory Agreements, and the fees paid thereunder, are substantively identical in all respects to the Current Houlihan Subadvisory Agreements, except for the fee escrow and termination provisions and the time period covered by the agreements.

Board consideration and approval of the Houlihan Subadvisory Agreements

          Each Fund’s Board, including a majority of the Independent Directors, has the responsibility under the 1940 Act to approve the Houlihan Subadvisory Agreements for an initial two year term and their continuation annually thereafter at a meeting called for the purpose of voting on the approval or continuation. At meetings held in person on June 6, 2006 and September 19, 2006, the Board, including the Independent Directors, approved, subject to the required stockholder approval described herein, the Houlihan Subadvisory Agreements for an initial two year term, to take effect upon the consummation of the Acquisition. Each Fund’s Board, including the Independent Directors, also approved the Fund’s Interim Houlihan Subadvisory Agreement to take effect upon the consummation of the Acquisition, in the event that the Acquisition is consummated prior to stockholder approval of the Fund’s Houlihan Subadvisory Agreement. References below to considerations and determinations in respect of the Houlihan Subadvisory Agreements also apply to the Interim Houlihan Subadvisory Agreements, as applicable. The approval at the September 19, 2006 meeting was done primarily by reference to information provided for and discussions during the June 6, 2006 meeting, of which the substance had not changed materially since the June 6, 2006 meeting. The Independent Directors were represented by independent counsel, who assisted them in their deliberations during the meeting and executive session.

[2]	Cohen & Steers' management fees from the Funds are as follows: (1) from Worldwide Realty, an annual rate of 0.95% of average daily managed asset value (of which Cohen & Steers has contractually agreed to waive its fee in the amount of 0.45% of average daily managed asset value for the first two years of the fund's operations (which began March 31, 2005), 0.30% of average daily managed asset value in year three and 0.15% of average daily managed asset value in year four) and (2) an annual rate of 0.95% of the average daily net asset value of International Realty for the first $1.5 billion and 0.85% of the average daily net asset value in excess of $1.5 billion.

          The Acquisition. Representatives of Cohen & Steers confirmed for the Directors that the Houlihan Subadvisory Agreements are identical in all respects to the Current Houlihan Agreements, except for the lower fees paid by Cohen & Steers (not the Funds) to Houlihan Rovers, as described above, and the effective dates. The Board discussed with senior management of Cohen & Steers the rationale for the Acquisition. The Directors inquired of senior management of Cohen & Steers the implications of the Acquisition for Houlihan Rovers and the ability of Houlihan Rovers to provide services of the same nature, extent and quality as those currently provided under the Current Houlihan Agreements. In particular, the Board inquired as to the impact of the Acquisition on Houlihan Rovers’ personnel, management, facilities and financial capabilities and received assurances in this regard from senior management of Cohen & Steers that the same personnel currently providing services to the Funds under the Current Houlihan Agreements would continue to do so after the Acquisition and that the Acquisition would not adversely affect Houlihan Rovers’ ability to operate its business in the manner currently conducted and to provide services to the Funds.

          Materials reviewed. The Board reviewed materials provided by Houlihan Rovers, Cohen & Steers and Fund counsel which included, among other things, fee, expense and performance information of each Fund compared to peer funds prepared by Morningstar Associates LLC (“Morningstar”), supplemental performance and summary information prepared by Cohen & Steers and memoranda outlining the legal duties of the Board. The Board also spoke directly with representatives of Morningstar and met with investment advisory personnel from Cohen & Steers.

          The Board considered factors relating to both the selection of Houlihan Rovers as subadvisor following the Acquisition and approval of the subadvisory fee when reviewing the Houlihan Subadvisory Agreements. In particular, the Board considered the following:

           (i)The nature, extent and quality of services to be provided by Houlihan Rovers. The Directors reviewed the services that Houlihan Rovers provides to each Fund, including selecting portfolio securities and providing a continuous investment program for the Fund with respect to investments in Europe; providing investment research and management; purchasing, retaining and selling securities for the Fund; and placing orders for the execution of the Fund’s portfolio transactions. The Directors also discussed with Cohen & Steers the amount of time Houlihan Rovers dedicates to the Funds and the types of transactions that were being done on behalf of the Funds. The Directors then considered the allocation of responsibilities between Cohen & Steers and Houlihan Rovers, noting that Cohen & Steers oversees the entire operations of each Fund and has primary responsibility for investments in the U.S. and Canada overall regional and country allocation of the Funds’ portfolios and, for Worldwide Realty, all investments in preferred securities. The Directors also considered a presentation by Cohen & Steers on the investment philosophy with respect to, and the investment outlook for, the Funds.

          In addition, the Board considered the education, background and experience of Houlihan Rovers’ personnel. The Directors also took into consideration the favorable history and reputation of the Houlihan Rovers portfolio managers for the Funds, finding that this has had, and would likely continue to have, a favorable impact on the success of the Funds. The Board noted that Houlihan Rovers’ experience in investing in international real estate securities generally helped further the Funds’ objectives. The Directors concluded that the nature, quality and extent of services provided by Houlihan Rovers to the Funds would continue to be adequate and appropriate following the Acquisition.

          (ii) Investment performance of the Funds and Houlihan Rovers. The Directors reviewed the past investment performance of each Fund, as well as the past investment performance of the Funds’ respective peer groups. In particular, they focused on materials provided by Morningstar. The Directors noted that Worldwide Realty’s performance was at the median of its peer group funds selected by Morningstar and that International Realty’s performance was at the median of its peer group funds in the specialty-real estate category. The Directors also noted that Worldwide Realty was underperforming its benchmark and its blended benchmark. However, the Directors gave consideration to the fact that Morningstar had a limited universe of global real estate funds to include in the peer group (and that one particular global real estate peer had a much lower weighting in preferred securities than Worldwide Realty), the relatively short one-year period of the performance comparison and the fact that Worldwide Realty was not fully invested over the period, as it took time to invest the proceeds of the March 2005 common share offering and the May 2005 preferred share offering. The Directors gave consideration to the fact that Morningstar had a limited universe of international real estate funds to include in the peer group for International Realty and the relatively short one-year period of the performance comparison. The Directors also noted that each Fund was currently outperforming its blended benchmark.

          The Directors determined that Houlihan Rovers would continue to be an appropriate subadvisor for the Funds and that each Fund’s performance was satisfactory.

          (iii) Cost of the services to be provided and profits to be realized from the relationship with the Funds. The Directors noted that Houlihan Rovers’ fees under the Houlihan Subadvisory Agreements are paid by Cohen & Steers (not the Funds). In approving Houlihan Rovers' fees to be paid under the Houlihan Subadvisory Agreements, the Directors approved a mechanism for determining the fees, and it was subsequently confirmed to their satisfaction that the fees were properly determined. The Directors reviewed Houlihan Rovers' fee in respect of Institutional Global concurrently with those for the Funds.

           Under its management agreement with Cohen & Steers, Worldwide Realty pays Cohen & Steers a monthly advisory fee computed at the annual rate of 0.95% of Worldwide Realty's managed assets, which at current asset levels equals 1.35% of net assets, which was above the peer group median. However, the Directors noted the limitations in Morningstar’s fee and expense analyses (which were presented on the basis of net assets) given the unique nature of leveraged, closed-end funds. Thus, the Directors also considered that the stated management fee (which includes both advisory and affiliated administrative fees and takes into account Cohen & Steers’ fee waiver) was 0.56% of managed assets, which was the second lowest of the peer group and below the peer group median. The Directors also noted that Worldwide Realty's total expense ratio was below the peer group median after Cohen & Steers’ fee waiver and at the median without giving effect to the waiver.

          The Directors noted that under International Realty's management agreement with Cohen & Steers, International Realty pays Cohen & Steers a monthly investment advisory fee computed at the annual rate of 0.95% of the average daily net assets of International Realty. The Directors noted, however, that Cohen & Steers had waived a portion of its fees during the reporting period, resulting in a net advisory fee of 0.76% and a net management fee (including both advisory and affiliated administrative fees) of 0.82%. In reviewing the investment advisory fee, the Directors considered the investment advisory fees of the peer group and noted that International Realty's contractual fee was at the peer group median (though, after Cohen & Steers’ waiver, the fee was substantially below the peer group median). International Realty's total expense ratio was above the peer group median (though after Cohen & Steers’ waiver, the expense ratio was at the peer group median). It was noted that Cohen & Steers expects the expense ratio would decline with additional assets.

          The Directors concluded that each Fund’s expense structure is competitive in the peer group.

          The Directors took into consideration other benefits to be derived by Houlihan Rovers in connection with the Houlihan Subadvisory Agreements, noting particularly the research and related services, within the meaning of Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that Houlihan Rovers receives by allocating the Funds’ brokerage transactions.

          (iv) The extent to which economies of scale would be realized as the Funds grow and whether fee levels would reflect such economies of scale. The Directors considered that Worldwide Realty, as a closed-end fund, would not be expected to have inflows of capital that might produce increasing economies of scale and determined that, given the Fund’s closed-end structure, stockholders appropriately benefited from economies of scale. The Directors noted that International Realty's advisory fee schedule does not contain any breakpoints. The Directors considered International Realty's asset size and determined that there were not at this time significant economies of scale that were not being shared with stockholders.

          (v) Comparison of services to be rendered and fees to be paid to those under other subadvisory contracts, such as contracts of the same and other investment advisors or other clients. As discussed above in (i) and (iii), the Directors compared both the services rendered to and the fees paid by the Funds to those under other investment advisory contracts of other investment advisors managing peer group funds. The Directors compared both the services rendered and the fees paid under the Houlihan Subadvisory Agreements to Houlihan Rovers’ other advisory contracts with institutional and other clients. The Directors acknowledged that differences in fees paid by other clients seemed to be consistent with the differences in services provided and determined that on a comparative basis the fees under the Houlihan Subadvisory Agreements were reasonable in relation to the services provided.

          No single factor was cited as determinative to the decision of each Fund’s Board. Rather, after weighing all of the considerations and conclusions discussed above, each Fund’s Board, including the Independent Directors, unanimously approved the Houlihan Subadvisory Agreement for the Fund.

          For these reasons, each Fund’s Board, including the Independent Directors, unanimously approved, and recommends that stockholders approve, the Houlihan Subadvisory Agreements. If the stockholders of a Fund do not approve the Houlihan Subadvisory Agreement, the Board will take such actions as it deems in the best interests of the stockholders of the Fund.

PROPOSAL TWO:
APPROVAL OF SUBADVISORY AGREEMENT WITH
CNS ASIA

          Stockholders of each Fund are also being asked to approve a subadvisory agreement (the “CNS Asia Subadvisory Agreements”) between Cohen & Steers and CNS Asia, a wholly owned subsidiary of Cohen & Steers, pursuant to which CNS Asia would serve as subadvisor to the Fund and provide investment advisory and research services to Cohen & Steers in connection with managing the Fund’s investments in the Asia Pacific region, which may include responsibility for managing the investment and reinvestment of a portion of the Fund’s assets, as directed by and under the supervision of Cohen & Steers.

          The Board of each Fund (including the Independent Directors) unanimously approved, and recommended that stockholders approve, the CNS Asia Subadvisory Agreements meetings held on June 6, 2006 and September 19, 2006. If the CNS Asia Subadvisory Agreements are approved by stockholders, Cohen & Steers and CNS Asia will enter into the CNS Asia Subadvisory Agreements as of the date of stockholder approval.

          The principal business address of CNS Asia and its executive officers is 1202, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong, was registered in the United States as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), in March 2006. CNS Asia also is licensed under the laws of Hong Kong to conduct its investment management services for businesses or institutional clients (other than investment companies). The executive officers of CNS Asia are: Martin Cohen, Executive Director; Derek Cheung, Executive Director; Robert H. Steers, Executive Director; Joseph M. Harvey, Executive Director; and Lisa D. Phelan, Chief Compliance Officer.

          Martin Cohen and Robert H. Steers, Fund Directors, are each considered “controlling persons” of CNS Asia on the basis of the ownership by each of them of more than 25% of the stock of CNS.

The CNS Asia Subadvisory Agreements

          Under the terms of the each Fund’s CNS Asia Subadvisory Agreement, CNS Asia would serve as subadvisor to the Fund and provide investment advisory and research services to Cohen & Steers in connection with managing the Fund’s investments in the Asia Pacific region, which may include responsibility for managing the investment and reinvestment of a portion of the Fund’s assets, as directed by and under the supervision of Cohen & Steers, and in accordance with the investment objectives, policies and restrictions of the Fund, all applicable rules and regulations of the SEC. Under the proposed CNS Asia Subadvisory Agreements, Cohen & Steers (and not the Funds) would be responsible for paying the subadvisory fee to CNS Asia. The services of CNS Asia to the Funds are not exclusive, and CNS Asia is free to render investment advisory services to others.

          Pursuant to the CNS Asia Subadvisory Agreement for Worldwide Realty, Cohen & Steers would pay CNS Asia a monthly fee at the annual rate of 16.3% and 27.5% of the management fee received by Cohen & Steers from Worldwide Realty and International Realty, respectively. Since CNS Asia’s fees are paid by Cohen & Steers out of its management fees from the Funds, approval of the CNS Asia Subadvisory Agreements would not increase the rate of advisory fees paid by the Funds. CNS Asia will bear all expenses in connection with the performance of its services under the CNS Asia Subadvisory Agreements. All other expenses incurred in the operation of the Funds (other than those borne by Cohen & Steers) will be borne by the respective Fund, except to the extent specifically assumed by CNS Asia. CNS Asia currently serves as subadvisor to Cohen & Steers Asia Pacific Realty Shares, Inc. (“Asia Realty”) and Institutional Global, both open-end funds. Cohen & Steers pays CNS Asia a monthly fee at the annual rate of 0.50% and 0.21% of the average daily net assets of Asia Realty and Institutional Global, respectively.

          The CNS Asia Agreements provide that CNS Asia would not be liable for any mistake of judgment or in any event whatsoever, except for lack of good faith, in connection with matters relating to the CNS Asia Agreements. CNS Asia, however, would be liable for a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of, or from reckless disregard of, its obligations and duties under the CNS Asia Subadvisory Agreements.

          Each CNS Asia Subadvisory Agreement has an initial term of two years and then is subject to annual approval by (1) the Board or (2) a Majority Vote of the Fund’s stockholders, provided that in either event the continuance also is approved by a majority of the Independent Directors, by vote cast in person at a meeting called for the purpose of voting on such approval. Each CNS Asia Subadvisory Agreement is terminable without penalty, on 60 days’ notice, by Cohen & Steers, the Board or by a Majority Vote, or, upon not less than 60 days’ notice, by CNS Asia, and will terminate automatically in the event of its “assignment” (as defined in the 1940 Act).

          This description of the CNS Asia Subadvisory Agreements in this Combined Proxy Statement is only a summary. The form of agreement for the CNS Asia Subadvisory Agreements (identical to the Houlihan Subadvisory Agreements except for the fees payable thereunder) is attached hereto as Appendix A.

Board considerations and approval of the CNS Asia Subadvisory Agreements

          Each Fund’s Board, including a majority of the Independent Directors, has the responsibility under the 1940 Act to approve the CNS Asia Subadvisory Agreements for an initial two year term and their continuation annually thereafter at a meeting called for the purpose of voting on the approval or continuation. At meetings held in person on June 6, 2006 and September 19, 2006, the Board, including the Independent Directors, approved, subject to the required stockholder approval described herein, the CNS Asia Subadvisory Agreements for an initial two year term, to take effect upon the consummation of the Acquisition. The approval at the September 19, 2006 meeting was done primarily by reference to information provided for and discussions during the June 6, 2006 meeting, of which the substance had not changed materially since the June 6, 2006 meeting. The Independent Directors were represented by independent counsel, who assisted them in their deliberations during the meeting and executive session.

          Materials reviewed. The Board reviewed the materials provided by CNS Asia, Cohen & Steers and Fund counsel, which included a memorandum outlining the legal duties of the Board. The Board also met with investment advisory personnel from Cohen & Steers.

          The Board considered factors relating to both the approval of CNS Asia as subadvisor and the approval of the subadvisory fee when reviewing the CNS Asia Subvisory Agreements. In particular, the Board considered the following:

          (i) The nature, extent and quality of services to be provided by CNS Asia. The Directors reviewed the services that CNS Asia would provide to each Fund, including, but not limited to, making portfolio investments with respect to real estate securities issued by companies located in the Asia pacific region, as well as collaborating with Cohen & Steers on overall portfolio allocation for the Funds and, in connection therewith, supervising each Fund’s investments and conducting a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Fund’s assets. The Directors also discussed with Cohen & Steers the amount of time CNS Asia would dedicate to the Funds and the type of transactions that would be done on behalf of the Funds. The Directors then considered the allocation of responsibilities between Cohen & Steers and CNS Asia, noting that Cohen & Steers oversees the entire operations of the Funds and has primary responsibility for investments in the U.S. and Canada, overall regional and country allocation of the Funds’ portfolios and, for Worldwide Realty, all investments in preferred securities.

          In addition, the Board considered the education, background and experience of CNS Asia’s personnel and that their experience in Asian securities markets would provide additional expertise to further the Funds’ objectives. The Directors concluded that the nature, quality and extent of services to be provided by CNS Asia to the Funds would be adequate and appropriate.

          (ii) Investment performance of CNS Asia. Since CNS Asia is a newly established advisor, there was no CNS Asia performance information for the Directors to review.

          (iii) Cost of the services to be provided and profits to be realized by CNS Asia from the relationship with the Funds. There had been a discussion regarding comparative fee and expense ratio information considered in connection with approval of the Houlihan Subadvisory Agreements for the Funds, discussed above, and noted that Cohen & Steers (and not the Funds) would pay CNS Asia under the CNS Asia Subadvisory Agreements and that Cohen & Steers was currently waiving fees and/or reimbursing expenses of the Funds. In approving CNS Asia's fees to be paid under the CNS Asia Subadvisory Agreements, the Directors approved a mechanism for determining the fees, and it was subsequently confirmed to their satisfaction that the fees were property determined.

          The Directors took into consideration other benefits to be derived by CNS Asia in connection with the CNS Asia Subadvisory Agreements, noting particularly the research and related services, within the meaning of Section 28(e) of the Exchange Act, that CNS Asia may receive by allocating the Funds’ brokerage transactions.

          (iv) The extent to which economies of scale would be realized as the Funds grow and whether fee levels would reflect such economies of scale. There had been a discussion regarding economies of scale for the Funds in connection with approval of the Houlihan Subadvisory Agreements.

          (v) Comparison of services to be rendered and fees to be paid to those under other investment advisory contracts, such as contracts of the same and other investment advisors or other clients. The Directors compared both the services rendered and the fees paid under the CNS Asia Subadvisory Agreements to CNS Asia’s other subadvisory contracts. CNS Asia currently serves as subadvisor to Cohen & Steers Asia Realty Shares, Inc. (“Asia Realty”) and Institutional Global, open-end funds with investment objectives similar to that of the Funds. Cohen & Steers pays CNS Asia 0.50% and 0.21% of Asia Realty’s and Institutional Global’s average daily net assets, respectively, as compensation for its services, which is not currently subject to any waiver or reimbursement arrangement by CNS Asia. Asia Realty and Institutional Global had approximately $___ million and $____ million, respectively, in assets as of September 30, 2006. The Directors acknowledged that differences in fees paid seemed to be consistent with the differences in services provided and determined that on a comparative basis the fees under the CNS Asia Subadvisory Agreements were reasonable in relation to the services provided.

          No single factor was determinative to the decision of each Fund’s Board. Rather, after weighing all of the reasons discussed above, each Fund’s Board, including the Independent Directors, unanimously approved the CNS Asia Subadvisory Agreements.

          For these reasons, each Fund’s Board, including the Independent Directors, unanimously approved, and recommends that the stockholders approve, the CNS Asia Subadvisory Agreements.

PROPOSAL THREE:
APPROVAL OF SUBADVISORY AGREEMENT WITH
CNS UK

          Stockholders of each Fund are also being asked to approve a subadvisory agreement (the “CNS UK Subadvisory Agreements”) between Cohen & Steers and CNS UK, a wholly owned subsidiary of Cohen & Steers, pursuant to which CNS UK would serve as subadvisor to the Fund and provide investment advisory and research services to Cohen & Steers and Houlihan Rovers in connection with managing the Fund’s investments in Europe, which may include responsibility for managing the investment and reinvestment of a portion of the Fund’s assets, as directed by and under the supervision of Cohen & Steers.

          The Board of each Fund (including the Independent Directors) unanimously approved, and recommended that stockholders approve, the CNS UK Subadvisory Agreements at a meeting held on September 19, 2006.

          The principal business address of CNS UK and its executive officers is Berkeley Square House, 2nd Floor, Berkeley Square, London, U.K. CNS UK has filed an application for registration in the United States as an investment adviser under the Advisers Act. If a UK Subadvisory Agreement is approved by a Fund’s stockholders, Cohen & Steers and CNS UK will enter into the UK Subadvisory Agreement on the later of (1) the date of stockholder approval or (2) CNS UK’s registration under the Advisers Act and receipt of other necessary regulatory approvals. The executive officers of CNS UK initially will be Leonard R. Geiger, Senior Vice President, and Joseph Harvey, who is also president of CNS. Martin Cohen and Robert H. Steers, Fund Directors, are each considered “controlling persons” of CNS UK on the basis of the ownership by each of them of more than 25% of the stock of CNS.

The CNS UK Subadvisory Agreements

          Under the terms of each Fund’s CNS UK Subadvisory Agreement, CNS UK would serve as subadvisor to the Fund and provide investment advisory and research services to Cohen & Steers and Houlihan Rovers in connection with managing the Fund’s investments in Europe, which may include responsibility for managing the investment and reinvestment of a portion of the Fund’s assets in accordance with the investment objectives, policies and restrictions of the Fund, all applicable rules and regulations of the SEC. Under the proposed CNS UK Subadvisory Agreements, Cohen & Steers (and not the Funds) would be responsible for paying the subadvisory fee to CNS UK. The services of CNS UK to the Funds are not exclusive, and CNS UK is free to render investment advisory services to others.

          Pursuant to the CNS UK Subadvisory Agreements, Cohen & Steers would pay CNS UK 6.3% and 10% of the management fees received by Cohen & Steers from Worldwide Realty and International Realty, respectively. Since CNS UK’s fees are paid by Cohen & Steers out of its management fees from the Funds, approval of the CNS UK Subadvisory Agreements would not increase the rate of advisory fees paid by the Funds. CNS UK will bear all expenses in connection with the performance of its services under the CNS UK Subadvisory Agreements. All other expenses incurred in the operation of the Funds (other than those borne by Cohen & Steers) will be borne by the respective Fund, except to the extent specifically assumed by CNS UK.

          The CNS UK Agreements provide that CNS UK would not be liable for any mistake of judgment or in any event whatsoever, except for lack of good faith, in connection with matters relating to the CNS UK Subadvisory Agreements. CNS UK, however, would be liable for a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of, or from reckless disregard of, its obligations and duties under the CNS UK Subadvisory Agreements.

          Each CNS UK Subadvisory Agreement has an initial term of two years and then is subject to annual approval by (1) the Board or (2) a Majority Vote of the Fund’s stockholders, provided that in either event the continuance also is approved by a majority of the Independent Directors, by vote cast in person at a meeting called for the purpose of voting on such approval. Each CNS UK Subadvisory Agreement is terminable without penalty, on 60 days’ notice, by Cohen & Steers, the Board or by a Majority Vote, or, upon not less than 60 days’ notice, by CNS UK, and will terminate automatically in the event of its “assignment” (as defined in the 1940 Act).

          This description of the CNS UK Subadvisory Agreements in this Combined Proxy Statement is only a summary. The form of agreement for the CNS UK Subadvisory Agreements (identical to the Houlihan Subadvisory Agreements except for the fees payable thereunder) is attached hereto as Appendix A.

Board considerations and approval of the CNS UK Subadvisory Agreements

          Each Fund’s Board, including a majority of the Independent Directors, has the responsibility under the 1940 Act to approve the CNS UK Subadvisory Agreements for an initial two year term and their continuation annually thereafter at a meeting called for the purpose of voting on the approval or continuation. At a meeting held in person on September 19, 2006, the Board, including the Independent Directors, considered and unanimously approved, subject to the required stockholder approval discussed herein, the CNS UK Subadvisory Agreements for an initial two year term, to take effect upon approval of stockholders. The Independent Directors were represented by independent counsel, who assisted them in their deliberations during the meeting and executive session.

          Materials reviewed. The Board reviewed the materials provided by CNS UK, Cohen & Steers and Fund counsel, which included a memorandum outlining the legal duties of the Board. The Board also met with investment advisory personnel from Cohen & Steers.

          The Board considered factors relating to both the approval of CNS UK as subadvisor and the approval of the subadvisory fee when reviewing the CNS UK Subadvisory Agreements. In particular, the Board considered the following:

          (i) The nature, extent and quality of services to be provided by CNS UK. The Directors reviewed the services that CNS UK would provide to each Fund, including, but not limited to, providing investment advisory and research services, working with Houlihan Rovers and Cohen & Steers in managing the Fund’s investments in Europe, as well as collaborating with Cohen & Steers on overall portfolio allocation for the Fund and may include, in connection therewith, supervising the Fund’s investments and conducting a continuous program of investment, evaluation and, if appropriate, sale and reinvestment of the Fund’s assets. The Directors also discussed with Cohen & Steers the amount of time CNS UK would dedicate to the Funds and the type of transactions that would be done on behalf of the Funds. The Directors then considered the allocation of responsibilities between Cohen & Steers and CNS UK, noting that Cohen & Steers oversees the entire operations of the Funds and has primary responsibility for investments in the U.S. and Canada, overall regional and country allocation of the Funds’ portfolios and, for Worldwide Realty, all investments in preferred securities.

          In addition, the Board considered the education, background and experience of CNS UK’s personnel and that their experience in European securities markets would provide additional expertise to further the Funds’ objectives. The Directors concluded that the nature, quality and extent of services to be provided by CNS UK to the Funds would be adequate and appropriate.

          (ii) Investment performance of CNS UK. Since CNS UK is a newly established advisor, there was no CNS UK performance information for the Directors to review.

          (iii) Cost of the services to be provided and profits to be realized by CNS UK from the relationship with the Funds. There had been a discussion regarding comparative fee and expense ratio information considered in connection with approval of the Houlihan Subadvisory Agreements for the Funds, discussed above, and noted that Cohen & Steers (and not the Funds) would pay CNS UK under the CNS UK Subadvisory Agreements and that Cohen & Steers was currently waiving fees and/or reimbursing expenses of the Funds. In approving CNS UK's fees to be paid under the CNS UK Subadvisory Agreements, the Directors approved a mechanism for determining the fees, and it was subsequently confirmed to their satisfaction that the fees were properly determined. At the same time, the appointment of CNS UK as subadvisor was approved (subject to stockholder approval), along with CNS UK’s fee, for Institutional Global. CNS UK’s fee (paid by Cohen & Steers) would be 6.3% of the management fee received by Cohen & Steers from Institutional Global (net of operating expenses of Institutional Global borne by Cohen & Steers pursuant to its management agreement with Institutional Global(3)).

          The Directors took into consideration other benefits to be derived by CNS UK in connection with the CNS UK Subadvisory Agreements, noting particularly the research and related services, within the meaning of Section 28(e) of the Exchange Act, that CNS UK may receive by allocating the Funds’ brokerage transactions.

[3]	Pursuant to the agreement, Cohen & Steers pays all expenses (including subadvisory fees) of Institutional Global except for brokerage fees, taxes, interest, fees and expenses of the Independent Directors (including fees and expenses of their independent counsel and other independent consultants), trade organization membership dues, federal and state registration fees and extraordinary expenses.

          (iv) The extent to which economies of scale would be realized as the Funds grow and whether fee levels would reflect such economies of scale. There had been a discussion regarding economies of scale for the Funds in connection with approval of the Houlihan Subadvisory Agreements.

          (v) Comparison of services to be rendered and fees to be paid to those under other investment advisory contracts, such as contracts of the same and other investment advisors or other clients. As discussed above, the Board reviewed the services to be provided, but as CNS UK currently does not have any advisory contracts with others clients, comparisons to other CNS UK contracts could not be made.

          No single factor was determinative to the decision of each Fund’s Board. Rather, after weighing all of the reasons discussed above, each Fund’s Board, including the Independent Directors, unanimously approved the CNS UK Subadvisory Agreements.

          For these reasons, each Fund’s Board, including the Independent Directors, unanimously approved, and recommends that the stockholders approve, the CNS UK Subadvisory Agreements.

INFORMATION ABOUT VOTING AT THE MEETING AND OTHER INFORMATION

Solicitation of proxies

          The solicitation will be by mail and the cost (including printing and mailing this Combined Proxy Statement, meeting notice and forms of proxy, as well as any necessary supplementary solicitation) will be borne equally between Cohen & Steers (or its affiliates) and the Funds. In addition to soliciting proxies by mail, the Funds’ officers and employees of Cohen & Steers, may solicit proxies by telephone and in person. Cohen & Steers also has engaged The Altman Group, Inc. to serve as proxy solicitor at an anticipated cost of approximately $100,000 plus any out-of-pocket expenses. The total cost of the Meeting and the proxy solicitation is anticipated to be approximately $400,000.

          Authorizations to execute proxies may be obtained by telephonic instructions in accordance with procedures designed to authenticate the stockholder’s identity. In all cases where a telephonic proxy is solicited (as opposed to where the stockholder calls the toll-free number directly to vote), the stockholder will be asked to provide his or her address and social security number (in the case of an individual) or taxpayer identification number (in the case of a non-individual) and to confirm that the stockholder has received this Proxy Statement and proxy card in the mail. Within 72 hours of receiving a stockholder’s telephonic voting instructions, a confirmation will be sent to the stockholder to ensure that the vote has been taken in accordance with the stockholder’s instructions and to provide a telephone number to call immediately if the stockholder’s instructions are not correctly reflected in the confirmation.

          Broker-dealers, banks and other financial intermediaries may be requested to forward proxy solicitation material to their customers to obtain authorization for the execution of proxies, and they will be reimbursed for out-of-pocket expenses incurred.

Stockholder voting and share ownership

          Quorum and votes required. In accordance with each Fund’s by-laws, the presence in person or by proxy of the holders of record of a majority of the shares of the Fund issued and outstanding and entitled to vote thereat shall constitute a quorum at the Meeting. Each proposal requires approval by Majority Vote.

          All properly executed proxies received prior to the Meeting will be voted at the Meeting in accordance with the instructions marked thereon or as otherwise provided therein. Accordingly, unless instructions to the contrary are marked, proxies will be voted FOR the approval of each proposal. For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions and broker “non-votes” (that is, proxies from brokers or nominees indicating that they have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of a vote AGAINST a proposal. Any stockholder may revoke his or her proxy at any time prior to exercise thereof by giving written notice to the Funds’ Secretary at 280 Park Avenue, New York, New York 10017, or by signing another proxy of a later date or by personally casting his or her vote at the Meeting.

          Management does not know of any matters to be presented at the Meeting other than those mentioned in this Combined Proxy Statement. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying proxy will vote thereon in accordance with their judgment.

          Record date and shares outstanding. The Board has fixed the close of business on October 20, 2006 as the record date (the “Record Date”) for the determination of stockholders entitled to notice of and to vote at the Meeting. The outstanding voting shares of Worldwide Realty as of the Record Date consisted of _______ shares of common stock and ______________ Auction Preferred Shares, liquidation preference $25,000 per share. Worldwide Realty shares of common stock and Auction Preferred Shares vote on each proposal together as a single class. The outstanding shares of International Realty as of the Record Date consisted of _______ shares of common stock. Each Fund share is entitled to one vote, and each fractional share is entitled to a proportional fractional share vote.

          Share ownership. To the knowledge of Worldwide Realty, as of the Record Date, the Directors and officers of Worldwide Realty as a group owned less than 1% of the outstanding securities of Worldwide Realty, and no person owned of record or owned beneficially more than 5% of Worldwide Realty’s common stock or Auction Preferred Shares outstanding as of that date, except that Cede & Co., a nominee for participants in the Depository Trust Company, held of record ______ shares of common stock equal to approximately ___% of Worldwide Realty’s outstanding common stock and ____ Auction Preferred Shares equal to approximately ___% of Worldwide Realty’s outstanding preferred shares.

           To the knowledge of International Realty, as of the Record Date, Directors and officers of International Realty as a group owned less than 1% of International Realty’s outstanding shares. As of the Record Date, the following principal holders owned 5% or more of a class of shares of the then outstanding shares of capital stock of International Realty as follows:

Name and Address	Share Class	Percentage of Total Shares Held

           Adjournment. If a quorum shall not be present or represented at the Meeting or a quorum is present but sufficient votes to approve a proposal are not received, the holders of a majority of the shares of a Fund present in person or by proxy shall have the power to adjourn the Meeting with respect to that Fund from time to time (with abstentions and broker non-votes counted as voting "FOR" adjournment), without notice other than announcement at the Meeting, to permit further solicitation of proxies. At any adjourned Meeting, if the relevant quorum is subsequently constituted, any business may be transacted which might have been transacted at the Meeting as originally called. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentages of favorable votes actually cast and the nature of any further solicitation. Any adjournment will require the affirmative vote of a majority of those shares that are represented at the Meeting in person or by proxy.

Submission of proposals for the next meeting of stockholders

           All proposals by stockholders of Worldwide Realty which are intended to be presented at Worldwide Realty’s next Annual Meeting of Stockholders, to be held in 2007, must be received by Worldwide Realty (addressed to Cohen & Steers Worldwide Realty Income Fund, Inc., 280 Park Avenue, New York, New York 10017) for inclusion in Worldwide Realty’s proxy statement and proxy relating to that meeting no later than November 17, 2006. Any stockholder who desires to bring a proposal for consideration at Worldwide Realty’s 2007 Annual Meeting of Stockholders without including such proposal in Worldwide Realty’s proxy statement must deliver written notice thereof to the Secretary or Assistant Secretary of Worldwide Realty (addressed to Cohen & Steers Worldwide Realty Income Fund, Inc., 280 Park Avenue, New York, New York 10017) during the period from December 29, 2006 to January 29, 2007. For International Realty, which does not hold annual meetings, stockholders wishing to submit proposals for inclusion in a proxy statement for International Realty’s next stockholder meeting subsequent to this Special Joint Meeting, if any, must submit such proposals to International Realty (addressed to Cohen & Steers International Realty Fund, Inc., 280 Park Avenue, New York, New York 10017) within a reasonable period of time before International Realty begins to print and mail the proxy materials for such meeting.

Cohen & Steers

          Cohen & Steers, with principal business address at 280 Park Avenue, New York, New York 10017, is a wholly owned subsidiary of CNS. Martin Cohen and Robert H. Steers, Fund Directors, are each considered “controlling persons” of Cohen & Steers on the basis of the ownership by each of them of more than 25% of the stock of CNS. On February 15, 2006, 761,284 shares of CNS were sold by each of Messrs. Cohen and Steers and accounts deemed to be beneficially owned by them ("Family Trust Accounts"), at a price of $20.972 per share. Messrs. Cohen and Steers disclaim beneficial ownership of the shares held in the Family Trust Accounts, and this is not an admission that they are the actual beneficial owners of these shares for regulatory reporting or any other purpose. As of the date of this Combined Proxy Statement, none of the other Fund Directors nor any of their immediate family members owned any securities in Cohen & Steers or any person directly or indirectly controlling, controlled by or under common control with Cohen & Steers. The executive officers of Cohen & Steers are: Robert H. Steers, Co-Chairman and Co-Chief Executive Officer; Martin Cohen, Co-Chairman and Co-Chief Executive Officer; Joseph M. Harvey, President; Adam M. Derechin, Chief Operating Officer; Matthew S. Stadler, Executive Vice President and Chief Financial Officer; James S. Corl, Executive Vice President and Chief Investment Officer for real estate securities; John J. McCombe, Executive Vice President; and Lawrence B. Stoller, Executive Vice President, General Counsel and Secretary.

          Cohen & Steers Securities, LLC, located at 280 Park Avenue, New York, New York 10017, serves as the distributor of shares of International Realty's shares.

Administrator

          In addition to serving as investment advisor to the Funds, Cohen & Steers also performs certain administrative functions pursuant to an administration agreement with each Fund. State Street Bank and Trust Company serves as sub-administrator.

Stockholder communications with the Directors

          Stockholders who wish to communicate with Directors should send communications to the attention of the relevant Fund’s Board of Directors, c/o Cohen & Steers Funds, 280 Park Avenue, New York, New York 10017. Stockholder communications must be signed by the stockholder and identify the class and number of shares held by the stockholder. Each properly submitted stockholder communication shall be provided to the Board at its next regularly scheduled meeting or, if such communication requires more immediate attention, it will be forwarded to the Directors promptly after receipt.

Annual reports

          The most recent annual report of each Fund, including financial statements, has been previously mailed to stockholders. If you have not received this report or would like to receive an additional copy free of charge, please contact Lawrence B. Stoller, Secretary of the Funds, at 280 Park Avenue, New York, New York 10017, 1-800-330-7348, and it will be sent promptly by first-class mail.

By order of the Board of Directors, LAWRENCE B. STOLLER Secretary

October 30, 2006
New York, New York

APPENDIX A

FORM FOR HOULIHAN SUBADVISORY AGREEMENTS, CNS ASIA SUBADVISORY
AGREEMENTS AND CNS UK SUBADVISORY AGREEMENTS
[(identical except for the fees paid thereunder)]

SUBADVISORY AGREEMENT

COHEN & STEERS CAPITAL MANAGEMENT, INC.
280 Park Avenue
New York, New York 10017

______________, 2006

[subadvisor name and address]

Dear Sirs:

          We, the undersigned, Cohen & Steers Capital Management, Inc. herewith confirm our agreement with you as follows:

1.	We have been retained by [fund] (the "Fund"), an open-end, non-diversified management investment company registered under the Investment Company Act of 1940 (the "Act"), to serve as the Fund's investment manager. In our capacity as investment manager, we have been authorized to invest the Fund's assets in accordance with the Fund's investment objectives, policies and restrictions, all as more fully described in the Registration Statement filed by the Fund under the Securities Act of 1933, as amended, and the Act. We hereby provide you with a copy of the Registration Statement and agree to promptly provide you with any amendment thereto. We hereby also provide you with the Articles of Incorporation and By-Laws of the Fund. We have been authorized in our capacity as investment manager to manage the Fund's overall portfolio. We also have been authorized to retain you as a subadviser with respect to that portion of the Fund's assets, as from time to time determined by us, to be invested in securities of non-U.S. issuers.

2.	(a)	We hereby employ you to manage the investment and reinvestment of the Fund's assets as above specified and, without limiting the generality of the foregoing, to provide management and other services specified below.

(b)	Subject to the supervision by the Board of Directors and us, you will make decisions with respect to purchases and sales of certain non-U.S. portfolio securities as directed by us. To carry out such decisions, you are hereby authorized, as the Fund's agent and attorney-in-fact, for the Fund's account and at the Fund's risk and in the Fund's name, to place orders for the investment and reinvestment of Fund assets so designated by us. In all purchases, sales and other transactions in Fund portfolio securities you are authorized to exercise full discretion and act for the Fund in the same manner and with the same force and effect as we might do with respect to such purchases, sales or other as well as with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sale or other transactions.

(c)	You will make your officers and employees available to us from time to time at reasonable times to review the investment policies of the Fund and to consult with us regarding the investment affairs of the Fund. You will report to us and to the Board of Directors of the Fund at each meeting thereof all changes in the Fund's portfolio since the prior report, and will also keep us and the Board of Directors of the Fund in touch with important developments affecting the Fund's portfolio and on your own initiative will furnish us and the Board of Directors of the Fund from time to time with such information as you may believe appropriate for this purpose, whether concerning the individual issuers whose securities are included in the Fund's portfolio, the industries in which they engage, or the conditions prevailing in the economy generally. You will also furnish us and the Fund's Board of Directors with such statistical and analytical information with respect to the Fund's portfolio securities as you may believe appropriate or as we or the Fund reasonably may request. In making such purchases and sales of the Fund's portfolio securities, you will bear in mind the policies set from time to time by the Fund's Board of Directors as well as the limitations imposed by the Fund's Articles of Incorporation and in the Fund's Registration Statement under the Act and of the Internal Revenue Code of 1986, as amended, in respect of regulated investment companies.

(d)	It is understood that you will conform to all applicable rules and regulations of the Securities and Exchange Commission in all material respects and in addition will conduct your activities under this Agreement in accordance with any applicable regulations.

(e)	It is understood that you will from time to time employ or associate with yourselves such persons as you believe to be particularly fitted to assist you in the execution of your duties hereunder, the cost of performance of such duties to be borne and paid by you. No obligation may be incurred on our behalf in any such respect.

3.	We shall expect of you, and you will give us and the Fund the benefit of, your best judgment and efforts in rendering these services to us and the Fund, and we and the Fund agree as an inducement to your undertaking these services that you shall not be liable hereunder for any mistake of judgment or in any event whatsoever, except for lack of good faith, provided that nothing herein shall be deemed to protect, or purport to protect, you against any liability to us or the Fund or to our security holders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

4.	By signing this Agreement, you hereby represent to us that you are a registered investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act") and will continue to be so registered for so long as this Agreement remains in effect; you are not prohibited by the Act or the Advisers Act from performing investment advisory services to the Fund; and will immediately notify us of the occurrence of any event that would disqualify you from serving as the subadviser for the Fund or as an investment adviser of any investment company pursuant to Section 9(a) of the Act.

5.	In consideration of the foregoing, we will pay you a monthly fee equal on an annual basis to ___% of our fee received from the Fund. Such fee shall be payable in arrears on the last day of each calendar month for services performed hereunder during such month. Such fee shall be prorated proportionately to the extent this agreement is not in effect for a full month.

6.	This agreement shall become effective on the date on which the Fund's pending Registration Statement on Form N-1A relating to our shares becomes effective and shall remain in effect for two years and may be continued for successive twelve-month periods provided that such continuance is specifically approved at least annually by the Board of Directors of the Fund or by majority vote of the holders of the outstanding voting securities of the Fund (as defined in the Act), and, in either case, by a majority of the Fund's Board of Directors who are not interested persons as defined in the Act, of any party to this agreement (other than as Directors of our corporation), provided further, however, that if the continuation of this agreement is not approved, you may continue to render the services described herein in the manner to the extent permitted by the Act and the rules and regulations thereunder. This agreement may be terminated at any time, without the payment of any penalty, by us, by a vote of a majority of the outstanding voting securities (as so defined) of the Fund or by a vote of a majority of the Board of Directors of the Fund, each on 60 days' written notice to you, or by you on 60 days' written notice to us and to the Fund.

7.	This agreement may not be transferred, assigned, sold or in any manner hypothecated or pledged by you and this agreement shall terminate automatically in the event of any such transfer, assignment, sale, hypothecation or pledge by you. The terms "transfer", "assignment" and "sale" as used in this paragraph shall have the meanings ascribed thereto by governing law and any interpretation thereof contained in rules or regulations promulgated by the Securities and Exchange Commission thereunder.

8.	Except to the extent necessary to perform your obligations hereunder, nothing herein shall be deemed to limit or restrict your right, or the right of any of your officers, directors or employees, or persons otherwise affiliated with us (within the meaning of the Act) to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other trust, corporation, firm, individual or association.

9.	This agreement shall be construed in accordance with the laws of the State of New York, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

          If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours, COHEN & STEERS CAPITAL MANAGEMENT, INC. By: ___________________________ Adam M. Derechin Chief Operating Officer

Agreed to and accepted
as of the date first set forth above

[SUBADVISOR]

By:___________________________
       Name:
       Title:

Agreed to and accepted
as of the date first set forth above

[FUND]

By:___________________________
       Lawrence B. Stoller
       Secretary

COHEN & STEERS WORLDWIDE REALTY INCOME FUND, INC.
280 PARK AVENUE
NEW YORK, NEW YORK 10017

Proxy Solicited on Behalf of Board of Directors

Revoking such prior appointments, the undersigned appoints Lester J. Lay and Lisa R. Savitzky (or, if only one shall act, then that one) proxies with the power of substitution to vote all the common stock of Cohen & Steers Worldwide Realty Income Fund, Inc. (the “Fund”) registered in the name of the undersigned at the Special Joint Meeting of Stockholders to be held at the offices of Cohen & Steers Capital Management, Inc., 280 Park Avenue, New York, New York 10017 on December 18, 2006 at 10:00 a.m. New York City time, and at any adjournments thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN
THE ENCLOSED ENVELOPE.

          Please sign exactly as your name(s) appear(s) on the books of the Fund. Joint owners should sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

(Continued on the reverse) COHEN & STEERS WORLDWIDE REALTY INCOME FUND P.O. BOX 11301 NEW YORK, N.Y. 10203-0301

HAS YOUR ADDRESS CHANGED? _______________________________ _______________________________ _______________________________	DO YOU HAVE ANY COMMENTS? ________________________________ ________________________________ ________________________________

Cohen & Steers Worldwide Realty Income Fund, Inc.
Proxy Card

Please Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

|X| Votes must be indicated (x) in Black or Blue ink.

COHEN & STEERS WORLDWIDE REALTY INCOME FUND

1.     With respect to the proposal to approve a new Subadvisory Agreement between Cohen & Steers Capital Management, Inc. and Houlihan Rovers, S.A.

For /_/	Against /_/	Abstain /_/

2.     With respect to the proposal to approve a Subadvisory Agreement between Cohen & Steers Capital Management, Inc. and Cohen & Steers Asia Limited.

For /_/	Against /_/	Abstain /_/

3.      With respect to the proposal to approve a Subadvisory Agreement between Cohen & Steers Capital Management, Inc. and Cohen & Steers UK Limited.

For /_/	Against /_/	Abstain /_/

4.     To transact such other business as may properly come before the meeting.

The Shares of common stock represented by this Proxy will be voted in accordance with the specifications made above. If no specifications are made, such shares will be voted FOR the approval of the subadvisory agreements.

Mark box at right if an address change or comment has been noted on the reverse side of this card.          |_|

CONTROL NUMBER: _____________

[S  C  A  N  L  I  N  E]

Note: Please be sure to sign and date this proxy ____________________________________ Date Share Owner sign here ___________________________________ Co-Owner sign here	VOTE VIA THE INTERNET: https://__________.com VOTE VIA TELEPHONE: ______________

COHEN & STEERS INTERNATIONAL REALTY FUND, INC.
280 PARK AVENUE
NEW YORK, NEW YORK 10017

Proxy Solicited on Behalf of Board of Directors

Revoking such prior appointments, the undersigned appoints Lester J. Lay and Lisa R. Savitzky (or, if only one shall act, then that one) proxies with the power of substitution to vote all the common stock of Cohen & Steers International Realty Fund (the "Fund") registered in the name of the undersigned at the Special Joint Meeting of Stockholders to be held at the offices of Cohen & Steers Capital Management, Inc., 280 Park Avenue, New York, New York 10017 on December 18, 2006 at 10:00 a.m. New York City time, and at any adjournments thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY IN
THE ENCLOSED ENVELOPE.

           Please sign exactly as your name(s) appear(s) on the books of the Fund. Joint owners should sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

(Continued on the reverse) COHEN & STEERS INTERNATIONAL REALTY FUND P.O. BOX 11301 NEW YORK, N.Y. 10203-0301

HAS YOUR ADDRESS CHANGED? _______________________________ _______________________________ _______________________________	DO YOU HAVE ANY COMMENTS? ________________________________ ________________________________ ________________________________

Cohen & Steers International Realty Fund, Inc.
Proxy Card

Please Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

|X| Votes must be indicated (x) in Black or Blue ink.

COHEN & STEERS INTERNATIONAL REALTY FUND

1.     With respect to the proposal to approve a new Subadvisory Agreement between Cohen & Steers Capital Management, Inc. and Houlihan Rovers, S.A.

For /_/	Against /_/	Abstain /_/

2.     With respect to the proposal to approve a Subadvisory Agreement between Cohen & Steers Capital Management, Inc. and Cohen & Steers Asia Limited.

For /_/	Against /_/	Abstain /_/

3.     With respect to the proposal to approve a Subadvisory Agreement between Cohen & Steers Capital Management, Inc. and Cohen & Steers UK.

For /_/	Against /_/	Abstain /_/

4.     To transact such other business as may properly come before the meeting.

The Shares of common stock represented by this Proxy will be voted in accordance with the specifications made above. If no specifications are made, such shares will be voted FOR the approval of the subadvisory agreements.

Mark box at right if an address change or comment has been noted on the reverse side of this card.          |_|

CONTROL NUMBER: _____________

[S  C  A  N  L  I  N  E]

Note: Please be sure to sign and date this proxy ____________________________________ Date Share Owner sign here ___________________________________ Co-Owner sign here	VOTE VIA THE INTERNET: https://__________.com VOTE VIA TELEPHONE: ______________